Exhibit 99.3

[FORM OF NOTICE TO SHAREHOLDERS ACTING AS NOMINEES]

HCSB FINANCIAL CORPORATION

NOTICE TO SHAREHOLDERS WHO ARE ACTING AS NOMINEES

Up to 23,384,301 Shares of Common Stock at $0.10 per Share

This letter is being distributed to broker-dealers, trust companies, banks and other nominees in connection with the offering by HCSB Financial Corporation (the “Company”) of up to 23,384,301 shares of its common stock at $0.10 per share to its shareholders and employees and others in the Company’s community, as described in the enclosed prospectus, dated [·], 2016 (the “Prospectus”).

In order to participate in the offering, the enclosed subscription agreement (the “Subscription Agreement”), together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [·], 2016. Payment for the subscription price may be made by check payable to the order of “HCSB Financial Corporation” or by wire transfer to the Company in the amount of $0.10 times the number of shares the shareholder wishes to purchase. Please contact Edward L. Loehr, Jr., the Company’s Chief Financial Officer, for wiring instructions. The Subscription Agreement and payment (if by check) should be mailed to:

HCSB Financial Corporation

Attn: Edward L. Loehr, Jr.

3460 Ralph Ellis Boulevard

Loris, South Carolina 29569

Enclosed is a copy of the Prospectus and the Subscription Agreement, which should be delivered to beneficial owners of the Company’s common stock. Please notify the beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions with respect to participating in this offering.

The Subscription Agreement, together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [·], 2016. Shareholders will have no right to rescind their subscription after the Company’s receipt of payment of the subscription price.

Any questions or requests for assistance concerning this offering should be directed to Jan H. Hollar, the Company’s Chief Executive Officer, at (843) [_________] or at jhollar@horrycountystatebank.com.